SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2017FY Q2 Investor presentation
2017FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 15, 2016

JAGUAR LAND ROVER
JAGUAR LAND ROVER
RESULTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2016
14th NOVEMBER 2016

DISCLAIMER
JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q2 FY17 represents the 3 month period from 1 July 2016 to 30 September 2016
Q2 FY16 represents the 3 month period from 1 July 2015 to 30 September 2015
6M FY17 represents the 6 month period from 1 April 2016 to 30 September 2016
6M FY16 represents the 6 month period from 1 April 2015 to 30 September 2015
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture.

PARTICIPANTS
JAGUAR LAND ROVER
Kenneth Gregor
CFO, Jaguar Land Rover
Bennett Birgbauer
Treasurer, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors

JAGUAR LAND ROVER
Q2 FY17 FINANCIAL RESULTS
STRONG SALES VOLUMES AND REVENUE, PBT UP
Retail sales of 142.5k, up 29.3%, compared to Q2 FY16
Revenue of £6.0b, up from £4.8b
PBT £280m, up from the loss of £157m a year ago primarily reflecting:
Favourable volume and mix offset partially by manufacturing and certain one time costs
Unrealized FX and commodity hedge revaluation (primarily non-recurrence of Q2 FY16 losses)
Non-recurrence of £245m exceptional Tianjin charge in Q2 FY16
Free cashflow of £70m after £784m of total investment spending
Cash and deposits of £3.8b and an undrawn revolving credit facility of £1.9b
Moody‘s raised JLR’s credit rating from Ba2 to Ba1 (positive outlook) on 26 September 2016 following the upgrade from S&P (BB to BB+ stable) on 16 August 2016
China JV declared first dividend of RMB1.2b (JLR share RMB 0.6b) — most will be reinvested in the JV

KEY FINANCIAL METRICS STRONG SALES VOLUMES AND REVENUE, PBT UP JAGUAR LAND ROVER Quarter ended 30 September 6 months ended 30 September (£ millions, unless stated) 2016 2015 Change 2016 2015 Change Retail volumes (‘000 units) 142.5 110.2 32.3 275.2 225.1 50.1 Wholesale volumes (‘000 units)1 124.2 111.2 13.0 245.0 221.8 23.2 Revenues 5,953 4,831 1,122 11,414 9,833 1,581 EBITDA2 615 589 26 1,287 1,410 (123) EBITDA % 10.3% 12.2% (1.9 ppt) 11.3% 14.3% (3.0 ppt) Profit before tax and exceptional item 281 88 193 629 726 (97) Exceptional item (1) (245) 244 50 (245) 295 Profit before tax 280 (157) 437 679 481 198 Profit after tax 244 (92) 336 548 400 148 Free cash flow (before financing) 70 (220) 290 (563) (1,056) 493 Cash 3,837 2,960 877 3,837 2,960 877 1) Excludes Chery Jaguar Land Rover – Q2 FY17 15,043 units, Q2 FY16 5,585, 6M FY17 28,601 units, 6M FY16 9,389 2) EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, as well as exceptional items -5-

RECORD Q2 RETAIL SALES OF 142.5k UP 29%
ALL REGIONS UP
JAGUAR LAND ROVER
Units in ‘000
North America
Up 39%
30.2
21.7
19.9
18.0
10.4 3.7 Q2 FY16 Q2 FY17
UK
Up 28%
31.0
24.2
16.1 21.2 8.1 9.8 Q2 FY16 Q2 FY17
China*
Up 49%
29.5
19.8 13.5 5.1 9.9
12.2
2.5 6.1 Q2 FY16 Q2 FY17
Q2 FY17
North
America, UK, 22% 21%
Europe (ex.
China Russia), Region, 21% 21%
Overseas, 15%
142,459 Units
Europe
Up 31%
30.2
23.1
20.9
17.9
Land Rover
5.2 9.3
Jaguar
CJLR Q2 FY16 Q2 FY17
Overseas
Up 1%
21.4 21.6
18.3 16.0
3.1 5.6 Q2 FY16 Q2 FY17
Q2 FY16
North
America, UK, 22% 20%
Europe (ex. China Russia), Region, 18% 21%
Overseas, 19%
110,200 Units
* Total volumes includes sales from Chery Jaguar Land Rover – Q2 FY17 13,492 units (Discovery Sport: 8,737, Evoque: 4,161, XF: 594); Q2 FY16 5,084 (Evoque only)

RECORD Q2 RETAIL SALES OF 142.5k UP 29%
STRONG F-PACE, XE, EVOQUE, DISCOVERY SPORT SALES
JAGUAR LAND ROVER
Units in ‘000
Jaguar - Q2 FY17 vs Q2 FY16
Up 84%
41.7
2.6
22.6
17.2 F-TYPE
2.9 F-PACE
2.8 XJ
2.7
7.6 8.0 XF* XE
9.3 11.2
XK
0.1
Q2 FY16 Q2 FY17
Land Rover - Q2 FY17 vs Q2 FY16
Up 15%
100.8
87.6 12.5
12.6 Range Rover
20.2 Range Rover
19.2 13.3 Sport Discovery
10.3
26.1 Range Rover Evoque*
21.7
Discovery Sport*
18.0 28.3 Freelander
0.0
5.6 Defender
0.4
Q2 FY16 Q2 FY17
* Total volumes includes sales from Chery Jaguar Land Rover – Q2 FY17 13,492 units (Discovery Sport: 8,737, Evoque: 4,161, XF: 594); Q2 FY16 5,084 (Evoque only)

KEY PROFIT DRIVERS
HIGHER SALES AND MIX OFFSET BY ONE TIME ITEMS
JAGUAR LAND ROVER
Revenue of £6.0b up from £4.8b in Q2 FY16, reflecting higher wholesale volumes (up 12%) and favourable FX
EBITDA of £615m compared to £589m a year ago, primarily reflecting:
Favourable volume and mix
Favourable operating exchange offset by realised hedges
Unfavourable FX revaluation of current assets and liabilities (£58m, up £11m) and one-time provision for new customer quality programmes
Reported EBITDA margin of 10.3% — c. 12.9%* underlying EBITDA margin
PBT £280m, up from a loss of £157m a year ago reflecting:
The higher EBITDA (up £26m)
Favourable unrealized FX (up £95m) and commodity (up £69m) hedge revaluation
China JV profits of £33m (up £34m) and net finance expense (down £14m), offset by depreciation and amortization (up £45m)
Non-recurrence of £245m exceptional Tianjin charge in Q2 FY16
* Underlying EBITDA margin is before FX revaluation and one-time provision for new customer quality programmes and adjusting revenue for realised FX hedging losses included in EBITDA.

CASH FLOW
INVESTMENT FUNDED BY EBITDA AND WORKING CAPITAL
JAGUAR LAND ROVER
Quarter ended 30 September 6 months ended 30 September
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
EBITDA 615 589 26 1,287 1,410 (123)
Working capital (incl. non cash accruals) 182 (75) 257 (485) (960) 475
Tax paid (41) (48) 7 (100) (105) 5
Cash flow from operations 756 466 290 702 345 357
Investment in fixed and intangible assets (696) (700) 4 (1,303) (1,412) 109
Finance income and other (includes FX revaluation) 10 14 (4) 38 11 27
Free cash flow (before financing) 70 (220) 290 (563) (1,056) 493
Changes in debt 60 (27) 87 (32) (22) (10)
Finance expenses and fees (42) (50) 8 (69) (75) 6
Dividends paid - - - (150) (150) -
Net change in cash & financial deposits 88 (297) 385 (814) (1,303) 489

OTHER DEVELOPMENTS
EXCITING NEW PRODUCTS
JAGUAR LAND ROVER
All-new XFL All-new Discovery Major product reveal at LA auto show today!
• Long wheelbase version of the XF for the China market • Lightweight aluminium construction 480kg lighter
• First Jaguar produced at the China JV • CO2 emissions from 159g/km
• Retail sales of 594 units in September • Flexible interior provides seven full-sized 2016 adult seats
• Wholesales to start in Q4 FY17

LOOKING AHEAD
CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH
JAGUAR LAND ROVER
JLR’s strategy continues to be to invest in new products, technology and manufacturing capacity to grow profitably – in FY17 investment spending is likely to be somewhat lower than the prior indication of about £3.75b.
Jaguar Land Rover plans to continue to build on recent successful product launches with the continued sales ramp up of the Jaguar F-PACE , XF long wheel base in China, the Evoque Convertible and future new models including the all new Land Rover Discovery and others to be announced.
Increasing sales of these new products and the planned start of new Discovery wholesales in Q4 FY17 are expected to drive profitable growth and support a solid second half of the year.
JLR continues to have a balanced sales profile and will continue to closely monitor and assess market conditions in key regions.

Thank You

Kenneth Gregor

CFO, Jaguar Land Rover

C. Ramakrishnan

Group CFO, Tata Motors

Bennett Birgbauer

Treasurer, Jaguar Land Rover

Jaguar Land Rover Investor Relations

investor@jaguarlandrover.com

Tata Motors Investor Relations

Ir_tml@tatamotors.com

Jaguar Land Rover

Abbey Road, Whitley, Coventry
CV3 4LF

Jaguarlandrover.com

- 12 -

JAGUAR LAND ROVER
ADDITIONAL SLIDES

INCOME STATEMENT
SOLID SALES VOLUMES AND REVENUE
JAGUAR LAND ROVER
Quarter ended 30 September 6 months ended 30 September (£ millions, unless stated) 2016 2015
Change 2016 2015 Change Revenues 5,953 4,831 1,122 11,414 9,833 1,581
Material and other cost of sales (3,527) (2,916) (611) (6,754) (5,822) (932)
Employee costs (585) (539) (46) (1,190) (1,091) (99)
Other (expense) /Income(1) (1,597) (1,093) (504) (2,876) (2,131) (745)
Product development costs capitalised 371 306 65 693 621 72
EBITDA 615 589 26 1,287 1,410 (123)
Depreciation and amortisation (410) (365) (45) (798) (683) (115)
Undesignated debt/unrealised hedges MTM(2) 50 (114) 164 81 35 46
Net finance (expense) / income and other (7) (21) 14 (19) (29) 10
Share of profit / (Loss) from Joint Venture 33 (1) 34 78 (7) 85
Profit before tax and exceptional item 281 88 193 629 726 (97)
Exceptional item (1) (245) 244 50 (245) 295 Profit before tax 280 (157) 437 679 481 198
Income tax expense (36) 65 (101) (131) (81) (50) Profit after tax 244 (92) 336 548 400 148
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt

Q2 WHOLESALES OF 124.2k UP 12%
NORTH AMERICA, UK, CHINA AND EUROPE UP
JAGUAR LAND ROVER
Units in ‘000
North America UK China* Q2 FY17
Up 22% Up 5% Up 1%
North
America, UK, 23% 25%
31.1 28.9 27.5 14.3 14.4 China 25.4
Region,
18.7 Europe (ex. 12% 19.4 20.0 9.3 Russia), 11.9 23.0 24% Overseas, 12.4 8.1 8.9 5.2
2.4 17% 2.4 Q2 FY16 Q2 FY17 Q2 FY16 Q2 FY17 Q2 FY16 Q2 FY17 124,192 Units
Europe Overseas Q2 FY16
Up 46% Down (14)% North
America, UK, 25% 23% 29.2 24.0
Europe (ex. China 20.5 Region, 13% 20.0 Russia), 19.4 18% 20.8 14.8 14.5
Land Rover Overseas, 9.8 5.7
Jaguar 5.6 3.2 22% Q2 FY16 Q2 FY17 Q2 FY16 Q2 FY17 111,161 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – Q2 FY17 15,043 units. Q2 FY16 5,585

Q2 WHOLESALES OF 124.2k UP 12%
STRONG SALES OF F-PACE, XF AND EVOQUE
JAGUAR LAND ROVER
Units in ‘000
Jaguar - Q2 FY17 vs Q2 FY16 Land Rover - Q2 FY17 vs Q2 FY16
Up 93% Down (8)% 89.5 82.3 13.6 Range Rover
12.7
Range Rover Sport 21.1 19.7
Range Rover Evoque* 41.9 17.3
2.6 Discovery
21.2
18.5 11.3
Discovery Sport*
21.7 F-TYPE F-PACE 10.4 2.8 1.9 1.6 XJ 20.3 Freelander
4.19 6.7 XF*
18.2 12.4 12.1 XE 0.6
0.0 5.3 Defender 0.0 XK 0.1
Q2 FY16 Q2 FY17 Q2 FY16 Q2 FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – Q2 FY17 15,043 units. Q2 FY16 5,585

RECORD 6M RETAIL SALES OF 275.2k UP 22%
ALL REGIONS UP
JAGUAR LAND ROVER
Units in ‘000
North America UK China* 6M FY17
Up 28% Up 23% Up 33% North America,
UK, 21% 20% 54.8 55.2 42.7 57.9 Europe (ex. 46.9 41.4 Russia), China
27.5 Region, 37.8 10.4 23% 35.1 33.9 40.2 20% 25.3 18.1
17.0 17.7 Overseas, 7.6 13.0 9.6 5.7 16%
6M FY16 6M FY17 6M FY16 6M FY17 6M FY16 6M FY17
275,212 Units Europe Overseas 6M FY16 Up 23% Up 4% North America, UK, 21% 19% 63.7 43.6 42.1 Europe (ex. China 52.0 Region, 18% Russia),
45.1 33.6 23%
43.2 36.3
Land Rover Overseas,
18.6 10.0
Jaguar 8.7 5.7 19% CJLR 6M FY16 6M FY17 6M FY16 6M FY17 225,105 Units
* Total volumes includes sales from Chery Jaguar Land Rover – 6M FY17 27,531 units (Discovery Sport: 18,450, Evoque: 8,487, XF: 594); 6M FY16 10,388 (Evoque only)

RECORD 6M RETAIL SALES OF 275.2k UP 22%
F-PACE, XE, EVOQUE, DISCOVERY AND DISCOVERY SPORT
JAGUAR LAND ROVER
Units in ‘000
Jaguar - 6M FY17 vs 6M FY16 Land Rover - 6M FY17 vs 6M FY16
Up 80% Up 9% 201.7 184.4
24.9 Range Rover 27.2
40.8 Range Rover Sport 40.3 25.7 Discovery
21.5 Range Rover Evoque*
73.5 51.8 5.3 F-PACE 49.2 Discovery Sport*
40.8 26.6 XJ 6.1 5.3 XF* Freelander
5.8 16.4 15.8 35.0 57.4
20.4 XE 0.2 11.0
12.2 1.1 Defender
0.2 XK
6M FY16 6M FY17 6M FY16 6M FY17
* Total volumes includes sales from Chery Jaguar Land Rover – 6M FY17 27,531 units (Discovery Sport: 18,450, Evoque: 8,487, XF: 594); 6M FY16 10,388 (Evoque only)

6M WHOLESALES OF 245.0k UP 10%
NORTH AMERICA, UK AND EUROPE UP
JAGUAR LAND ROVER
Units in ‘000
North America UK China* 6M FY17
Up 28% Up 6% Down (9)% North UK, 21% America, 25% 60.8 51.6 29.9 China
48.7 27.2
Region, 47.5 11% 39.5 34.0 36.1 17.1 Europe (ex. 24.9 Russia), 40.5 Overseas, 26% 21.3 17%
14.7 15.6 10.1 7.0 5.0
6M FY16 6M FY17 6M FY16 6M FY17 6M FY16 6M FY17 244,960 Units
Europe Overseas 6M FY16 Up 24% Down (7)% North America, UK, 22% 21% 64.7 43.6 40.7 China 52.1 Europe (ex. Region, 13% Russia),
45.2 24%
37.8 30.6 41.8
Overseas,
Land Rover 19.5
10.3 5.8 10.1 20%
Jaguar 6M FY16 6M FY17 6M FY16 6M FY17 221,810 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – 6M FY17 28,601 units. 6M FY16 9,389

6M WHOLESALES OF 245.0k UP 10%
STRONG SALES OF F-PACE, XE, EVOQUE AND DISCOVERY
JAGUAR LAND ROVER
Units in ‘000
Jaguar - 6M FY17 vs 6M FY16 Land Rover - 6M FY17 vs 6M FY16
Up 78% Down (6)%
178.9 168.5 27.4 25.4 Range Rover Range Rover Sport 40.7
39.8 Discovery 21.7 76.5 22.8 Range Rover Evoque* 5.6 F-TYPE
F-PACE 40.1 42.9 31.9 43.1 Discovery Sport* XJ 6.6 4.4
4.8 XF* 36.7 Freelander
13.8 13.6
XE 1.1 36.9
20.9 0.2
17.6 0.0 XK 11.3
0.1 0.3 Defender
6M FY16 6M FY17 6M FY16 6M FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – 6M FY17 28,601 units. 6M FY16 9,389

FINANCING STRUCTURE
STRONG LIQUIDITY
JAGUAR LAND ROVER
As at 30 September
As at 30 September
(£ millions, unless stated)
2016 2015 Change
Cash and cash equivalents 2,382 2,104 278
Financial deposits 1,455 856 599
Cash and financial deposits 3,837 2,960 877
Undrawn 5 years revolving credit facilities 1,870 1,870 -
Total liquidity 5,707 4,830 877
Total equity 5,578 7,254 (1,676)
Total debt1 (2,645) (2,491) (154)
Net cash 1,192 469 723
Total debt/EBITDA2 0.9x 0.7x 0.2 x
1) Total debt includes outstanding bonds net of amortised fees, short term financing and finance leases
2) EBITDA stated on a rolling 12 month basis

FINANCING STRUCTURE
STRONG LIQUIDITY
JAGUAR LAND ROVER
£ million
Total Balance Sheet Debt at 30 September 2016 £mn 7,000
16%
Bonds 2,499
6,000 5,707
14% Short term borrowings 154
5,000 4,830
1,870 Finance lease obligations 9
Pre paid financing costs (17)
4,000
1,870
Total 2,645
3,000
2,000 3,837
2,960 1,870 1,000 786 541 386 386 400
Liquidity Q2 FY16 Liquidity Q2 FY17 CY16 CY17 CY18 CY19 CY20 CY21 CY22 CY23 CY24 Cash and financial deposits Bonds* Undrawn RCF Cash/LTM revenue %
*Face value

PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
JAGUAR LAND ROVER
Quarter ended 30 September
6 months ended 30 September
(£ millions, unless stated)
2016
2015
Change
2016
2015
Change
R&D expense
Capitalised
371
306
65
693
621
72
Expensed
88
75
13
173
139
34
Total R&D expense
459
381
78
866
760
106
Investment in tangible and other
intangible assets
325
394
(69)
610
791
(181)
Total product and other investment
784
775
9
1,476
1,551
(75)
Capital investment as % of revenue
13.2%
16.0%
(2.8 ppt)
12.9%
Of which capitalised
696
700
(4)
1,303
1,412
(109)
15.8%
(2.9 ppt)

FOREIGN EXCHANGE
IMPACT ON PROFITABILITY
JAGUAR LAND ROVER
Quarter ended 30 September
(£ millions, unless stated)
2016
2015
Change
Operational exchange1
n/a
n/a
251
Realized FX Hedges and other2
(274)
(16)
(258)
Revaluation of Current Assets/Liabilities3
(58)
(47)
(11)
Total FX impacting EBITDA
n/a
n/a
(18)
Revaluation of Undesignated Debt3
(37)
(59)
22
Unrealised FX Hedges3
53
(20)
73
Total FX below EBITDA
16
(79)
95
Total FX impact on PBT
n/a
n/a
77
Total FX Revaluation (included above)
(42)
(126)
84
End of Period Exchange Rates
30-Sep-16
Q-o-Q
30-Sep -15
Q-o-Q
GBP:USD
1.295
3.8%
1.514
3.6%
GBP:EUR
1.158
4.4%
1.349
4.1%
GBP:CNY
8.650
3.5%
9.614
1.3%
1 The year-on-year operational excahnge is an analytical estimate, which may differ from the actual impact
2 Realised hedge gains/(losses) are driven by the difference between executed hedging exchange rates compared to accounting exchange rates
3 Exchange revaluation gains/(losses) reflects the estimated impact of the change in end of period exchange rates as applied to relevant balances

JAGUAR LAND ROVER
Jaguar Land Rover Automotive plc Interim Report
For the three month and six month period ended
30 September 2016
Company registered number: 06477691

This report uses:

Group, Company, Jaguar Land Rover and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	defined as profit for the period before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, share of profits/losses from equity accounted investments and exceptional items.

EBITDA margin	measured as EBITDA as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net cash	measured as cash and cash equivalents plus short-term deposits less total balance sheet borrowings (including secured and unsecured borrowings, short-term invoice discounting facilities and finance leases).

Free cash flow	reflects net cash generated from operating activities less net cash used in investing activities (excluding investments in short-term deposits) and includes foreign exchange gains/losses on short term deposits.

Total investment	reflects net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short- term deposits, finance income received and proceeds from the sale of property, plant and equipment.

FY17	12 months ending 31 March 2017.

FY16	12 months ended 31 March 2016.

Q2	3 months ended 30 September.

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved record second quarter sales primarily driven by the new Jaguar F-PACE, XE (now on sale in the US), the Land Rover Discovery Sport and the Range Rover Evoque. Retail volumes were higher across all regions in Q2 FY17 compared to the same period a year ago. Profits were higher in the quarter compared to Q2 FY16, however, margins were lower due to unfavourable FX revaluation of current assets and liabilities and a onetime provision for new customer quality programmes.

Key metrics for Q2 FY17 results, compared to Q2 FY16, are as follows:

•	Total retail sales of 142.5k units (including the China JV), up 29.3%.

•	Revenue of £6.0 billion, up from £4.8 billion.

•	EBITDA of £615 million (10.3% margin), up from £589 million (12.2% margin).

•	PBT of £280 million, compared to a loss of £157 million (Q2 FY16 included an exceptional charge of £245 million for the Tianjin port explosion).

•	PAT of £244 million, compared to a loss of £92 million.

•	Free cash flow before financing was £70 million after total investment spending of £784 million.

•	China JV declared a first dividend of RMB 1.2 billion (JLR share RMB 0.6 billion).

•	Moody’s upgrade from Ba2 to Ba1 (positive) in September 2016 following the upgrade by S&P from BB to BB+ (stable) in August 2016.

Market environment

The macroeconomic environment continued to be mixed in Q2 FY17. Despite ongoing uncertainty over Brexit and a further depreciation of the British Pound, UK economic data was generally positive in Q2 FY17. US economic conditions were generally favourable supported by consumer spending and stable labour market conditions. European GDP growth gradually improved although inflation and employment remain at lower levels. China’s economic growth remains on target (6.5% - 7.0%) as the government continues to support the economy with policy actions. Economic conditions in emerging markets remained challenging, however the increase in the oil price is more supportive of economies such as Russia and Brazil.

Total automotive industry car volumes (units)

	Q2 FY17	Q2 FY16	Change (%)
China	5,668,300	4,438,300	27.7%
Europe (excluding UK)	2,173,306	2,071,819	4.9%
UK	729,859	719,997	1.4%
US	4,451,400	4,502,900	(1.1)%
Other markets (Including Russia and Brazil)	3,202,004	3,303,047	(3.1)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover volume performance

Q2 FY17 total retail sales were a record for the second quarter at 142,459 units (including the China JV), up 29.3% compared to Q2 FY16, primarily driven by new F-PACE as well as strong sales of the XE (now on sale in the US), Discovery Sport and Evoque with strong year-on-year growth across key regions. By brand, Land Rover retailed 100,753 units in Q2 FY17, up 15.1% compared to Q2 FY16, and Jaguar retailed 41,706 units, up 84.2%.

Wholesales totalled 124,192 units (excluding China JV) in Q2 FY17, up 11.7% compared to the same quarter a year ago. By brand, Jaguar wholesales in Q2 FY17 were 41,938 units, up 93.4% compared to Q2 FY16 and Land Rover wholesales were 82,254 units, down 8.1%. By region, wholesales were up in the UK (5.2%), North America (22.3%), Europe (46.0%), and China (1.2%) but volumes in other Overseas markets, which include Russia and Brazil, fell by 14.3%.

2

Jaguar Land Rover’s Q2 FY17 retail sales by key region and model compared to Q2 FY16 is detailed in the following table and includes retail sales from the China JV.

	Q2 FY17	Q2 FY16	Change (%)
UK	30,981	24,180	28.1%
North America	30,228	21,743	39.0%
Europe	30,169	23,113	30.5%
China[2]	29,484	19,786	49.0%
Overseas	21,597	21,378	1.0%

Total JLR	142,459	110,200	29.3%

F-PACE	17,157	—	n/a
F-TYPE	2,638	2,946	(10.5%)
XE	11,176	9,310	20.0%
XF	7,963	7,598	4.8%
XJ	2,772	2,715	2.1%
XK1	—	77	n/a

Jaguar	41,706	22,646	84.2%

Discovery Sport[2]	28,283	18,021	56.9%
Discovery	13,263	10,344	28.2%
Range Rover Evoque[2]	26,067	21,744	19.9%
Range Rover Sport	20,212	19,234	5.1%
Range Rover	12,532	12,551	(0.2%)
Defender[1]	393	5,619	(93.0%)
Freelander[1]	3	41	(92.7%)

Land Rover[2]	100,753	87,554	15.1%

Total JLR	142,459	110,200	29.3%

[1]	Production of the Jaguar XK, Land Rover Freelander and the Land Rover Defender models have now been discontinued.
[2]	China JV retail volume in Q2 FY17 was 13,492 units (4,161 units of Evoque, 8,737 units of Discovery Sport and 594 units of XF).

Revenue and profits

Q2 FY17 revenue was £6.0 billion, up from the £4.8 billion in Q2 FY16 primarily driven by the 11.7% increase in wholesale volumes and favourable foreign exchange. Revenue for the 6 months to 30 September 2016 was £11.4 billion, up £1.6 billion compared to the same period a year ago.

EBITDA was £615 million (10.3% margin) in Q2 FY17, up slightly from the £589 million (12.2% margin) in Q2 FY16, primarily reflecting:

•	Favourable volume and mix

•	Favourable operating exchange offset by realised hedges

•	Unfavourable FX revaluation of current assets and liabilities (£58m, up £11m) and a one-time provision for new customer quality programmes

EBITDA for the 6 months to 30 September 2016 was £1.3 billion (11.3% margin), down £123 million compared to the same 6 month period last year.

PBT was £280 million in Q2 FY17, up from a loss of £157 million a year ago predominantly reflecting:

•	The higher EBITDA (up £26 million)

•	Favourable unrealised FX (up £95 million) and commodity (up £69 million) hedge revaluation

•	Primarily China JV profits of £33 million (up £34 million) and net finance expense (down £14 million), offset by higher depreciation and amortisation (up £45 million)

•	Non-recurrence of £245 million exceptional Tianjin charge in Q2 FY16

PBT for the 6 months to 30 September 2016 was £679 million, up £198 million compared to the 6 months to 30 September 2015.

3

PAT for Q2 FY17 was £244 million, compared to a loss of £92 million in the same period a year ago. The Q2 FY17 effective tax rate was 12.9%, reflecting a one-off credit as a result of the reduction in the UK’s headline rate of corporation tax to 17% that comes into effect from 1 April 2020. PAT for the 6 months to 30 September 2016 was £548 million, up £148 million compared to the same 6 month period a year ago.

EBITDA reconciliation

Quarter ended 30 September (£ millions)	2016	2015
EBITDA Margin	10.3%	12.2%
EBITDA	615	589
Adjustments:
Depreciation and amortisation	(410)	(365)
Foreign exchange losses - financing	(37)	(59)
Foreign exchange losses - unrealised derivatives	53	(20)
Commodity losses - unrealised derivatives	34	(35)
Finance income	8	8
Finance expense (net)	(15)	(29)
Share of profit / (loss) from equity accounted investments	33	(1)

Profit before tax and exceptional item	281	88

Exceptional item	(1)	(245)

Profit before tax	280	(157)

Income tax expense	(36)	65

Profit after tax	244	(92)

Cash flow, liquidity and capital resources

Free cash flow before financing in Q2 FY17 was £70 million after £784 million of total investment spending, primarily reflecting EBITDA of £615 million and £182 million favourable working capital, non-cash accrual and other movements. In the quarter, £696 million of investment spending was capitalised and £88 million was expensed in EBITDA.

After the free cash flow of £70 million, finance expenses of £42 million and a £60 million increase in the utilisation of a short-term debt facility, cash and financial deposits at 30 September 2016 stood at £3.8 billion (comprising £2.4 billion of cash and cash equivalents and £1.4 billion of financial deposits). This includes an amount of £424 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2016, the Company also had an undrawn revolving credit facility totalling £1.9 billion, all maturing in July 2020, and £116 million of undrawn short-term committed credit facilities.

The China JV declared its first dividend of RMB 1.2 billion (JLR share RMB 0.6 billion) in Q2 FY17, which was paid in November 2016. Most of this dividend will be reinvested into the China JV as part of a future equity injection.

Debt

The following table shows details of the Company’s financing arrangements as at 30 September 2016:

(£ millions)	Facility amount	Outstanding	Undrawn

Committed
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
$500m 5.625% Senior Notes due Feb 2023*	386	386	—
$700m 4.125% Senior Notes due Dec 2018**	541	541	—
$500m 4.250% Senior Notes due Nov 2019**	386	386	—
$500m 3.500% Senior Notes due Mar 2020**	386	386	—
Revolving 5 year credit facility	1,870	—	1,870
Receivable factoring facilities***	270	154	116
Finance lease obligations	9	9	—

Subtotal	4,648	2,662	1,986

Prepaid costs	—	(17)	—

Total	4,648	2,645	1,986

4

*	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$350 million committed receivables factoring facility issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited. A bilateral $200 million uncommitted receivables factoring facility, also issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited, is also available which remained undrawn as at 30 September 2016.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements.

Other balance sheet items

As at 30 September 2016 JLR’s UK defined benefit pension accounted deficit had increased to £1.86 billion from £810 million at 30 June 2016 primarily driven by a fall in UK AA rated corporate bond yields.

Business risks and mitigating factors

As discussed on pages 46-53 of the Annual Report 2015-16 of the Company, Jaguar Land Rover’s principal risks and mitigating factors are documented.

Employees

At the end of Q2 FY17, Jaguar Land Rover employed 39,851 people worldwide including agency personnel.  This compared to 36,960 at the end of Q2 FY16.

Board of directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover Automotive PLC:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P. Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

5

Condensed Consolidated Income Statement

For the three and six months ended 30 September 2016 (unaudited)

		Three months ended		Six months ended
(£ millions)	Note	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Revenue		5,953	4,831	11,414	9,833
Material cost of sales excluding exceptional item		(3,527)	(2,916)	(6,754)	(5,822)
Exceptional item	2	(1)	(245)	50	(245)
Material and other cost of sales		(3,528)	(3,161)	(6,704)	(6,067)
Employee cost		(585)	(539)	(1,190)	(1,091)
Other expenses		(1,316)	(1,052)	(2,453)	(2,088)
Net impact of commodity derivatives		21	(46)	39	(73)
Development costs capitalised	3	371	306	693	621
Other income		64	33	120	129
Depreciation and amortisation		(410)	(365)	(798)	(683)
Foreign exchange loss		(316)	(142)	(501)	(64)
Finance income	4	8	8	17	18
Finance expense (net)	4	(15)	(29)	(36)	(47)
Share of profit/(loss) from equity accounted investments		33	(1)	78	(7)

Profit/(loss) before tax		280	(157)	679	481
Income tax (expense)/credit excluding tax on exceptional item		(36)	4	(121)	(142)
Tax on exceptional item		—	61	(10)	61
Income tax (expense)/credit	9	(36)	65	(131)	(81)

Profit/(loss) for the period		244	(92)	548	400

Condensed Consolidated Statement of Comprehensive Income and Expense

For the three and six months ended 30 September 2016 (unaudited)

	Three months ended		Six months ended
(£ millions)	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Profit/(loss) for the period	244	(92)	548	400
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(1,066)	261	(1,293)	435
Income tax related to items that will not be reclassified	176	(52)	217	(87)

	(890)	209	(1,076)	348

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(562)	(136)	(2,094)	669
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	258	15	379	118
Currency translation differences	15	2	30	(14)
Income tax related to items that may be reclassified	56	25	327	(157)

	(233)	(94)	(1,358)	616

Other comprehensive (expense)/income net of tax	(1,123)	115	(2,434)	964

Total comprehensive (expense)/income attributable to shareholders	(879)	23	(1,886)	1,364

6

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2016 (unaudited)	31 March 2016 (audited)
Non-current assets
Investments		375	339
Other financial assets		385	185
Property, plant and equipment		5,364	5,175
Intangible assets		5,801	5,497
Other non-current assets		99	45
Deferred tax assets		564	354

Total non-current assets		12,588	11,595

Current assets
Cash and cash equivalents		2,382	3,399
Short-term deposits and investments		1,455	1,252
Trade receivables		1,040	1,078
Other financial assets	6	320	137
Inventories	7	3,394	2,685
Other current assets	8	411	411
Current tax assets		13	10

Total current assets		9,015	8,972

Total assets		21,603	20,567

Current liabilities
Accounts payable		5,701	5,758
Short-term borrowings	14	154	116
Other financial liabilities	11	1,916	962
Provisions	12	603	555
Other current liabilities	13	358	427
Current tax liabilities		55	57

Total current liabilities		8,787	7,875

Non-current liabilities
Long-term borrowings	14	2,482	2,373
Other financial liabilities	11	1,713	817
Provisions	12	850	733
Retirement benefit obligation	18	1,859	567
Other non-current liabilities		287	204
Deferred tax liabilities		47	384

Total non-current liabilities		7,238	5,078

Total liabilities		16,025	12,953

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	16	3,910	5,946

Equity attributable to shareholders		5,578	7,614

Total liabilities and equity		21,603	20,567

These condensed consolidated interim financial statements were approved by the Board of Directors.

Company registered number: 06477691

7

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614
Profit for the period	—	—	548	548
Other comprehensive expense for the period	—	—	(2,434)	(2,434)

Total comprehensive expense	—	—	(1,886)	(1,886)

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2016 (unaudited)	1,501	167	3,910	5,578

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	400	400
Other comprehensive income for the period	—	—	964	964

Total comprehensive income	—	—	1,364	1,364

Dividend paid	—	—	(150)	(150)

Balance at 30 September 2015 (unaudited)	1,501	167	5,586	7,254

8

Condensed Consolidated Cash Flow Statement

For the three and six months ended 30 September 2016 (unaudited)

		Three months ended		Six months ended
(£ millions)	Note	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Cash flows from/(used in) operating activities
Cash generated from operations	21	797	514	802	450
Income tax paid		(41)	(48)	(100)	(105)

Net cash generated from operating activities		756	466	702	345

Cash flows (used in)/from investing activities
Investment in other restricted deposits		(6)	(4)	(18)	(8)
Redemption of other restricted deposits		11	4	15	12
Movements in other restricted deposits		5	—	(3)	4
Investment in short-term deposits and investments		(1,041)	(680)	(1,772)	(1,488)
Redemption of short-term deposits and investments		884	1,065	1,592	1,674
Movements in short-term deposits and investments		(157)	385	(180)	186
Purchases of property, plant and equipment		(346)	(378)	(610)	(727)
Proceeds from sale of property, plant and equipment		1	—	1	—
Cash paid for intangible assets		(350)	(322)	(693)	(685)
Finance income received		8	9	17	20

Net cash used in investing activities		(839)	(306)	(1,468)	(1,202)

Cash flows (used in)/from financing activities
Finance expenses and fees paid		(42)	(50)	(69)	(75)
Proceeds from issuance of short-term borrowings		146	117	218	272
Repayment of short-term borrowings		(85)	(142)	(191)	(291)
Repayments of long-term borrowings		—	—	(57)	—
Payments of finance lease obligations		(1)	(2)	(2)	(3)
Dividends paid		—	—	(150)	(150)

Net cash generated from/(used in) financing activities		18	(77)	(251)	(247)

Net (decrease)/increase in cash and cash equivalents*		(65)	83	(1,017)	(1,104)
Cash and cash equivalents at beginning of period		2,447	2,021	3,399	3,208

Cash and cash equivalents at end of period		2,382	2,104	2,382	2,104

*	Included in ‘Net (decrease)/increase in cash and cash equivalents’ in the three month period is an increase of £30 million (three months ended 30 September 2015: decrease of £7 million) and in the six month period is an increase of £74 million (six months ended 30 September 2015: decrease of £42 million) arising from the impact of foreign exchange rate changes on cash and cash equivalents.

9

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three and six month periods ended 30 September 2016 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 15.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2016, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the Group’s annual report for the year ended 31 March 2016.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2016, as described in those financial statements.

2	Exceptional item

The exceptional item of £1 million for the quarter ended 30 September 2016 relates to the continuing impact of the explosion at the port of Tianjin (China) in August 2015. The exceptional cost to the income statement for the quarter is the result of sales of vehicles being at a lower net realisable value than that estimated at 30 June 2016.

The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when received or confirmed as receivable. Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in fiscal 2016, as such any future recoveries will similarly be recognised as a reversal of that charge through exceptional items.

3	Research and development

	Three months ended		Six months ended
(£ millions)	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Total research and development costs incurred	459	381	866	760
Research and development expensed	(88)	(75)	(173)	(139)

Development costs capitalised	371	306	693	621

Interest capitalised	22	16	42	36
Research and development expenditure credit	(20)	(18)	(40)	(36)

Total internally developed intangible additions	373	304	695	621

10

Notes (forming part of the condensed consolidated interim financial statements)

4	Finance income and expense

Recognised in net income

	Three months ended		Six months ended
(£ millions)	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Finance income	8	8	17	18

Total finance income	8	8	17	18

Total interest expense on financial liabilities measured at amortised cost	(35)	(40)	(73)	(74)
Unwind of discount on provisions	(4)	(5)	(8)	(10)
Interest capitalised	24	16	45	37

Total finance expense (net)	(15)	(29)	(36)	(47)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period was 4.4% (six months ended 30 September 2015: 4.6%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

(£ millions)	Six months ended 30 September 2016 (unaudited)	Year ended 31 March 2016 (audited)
At beginning of period/year	60	11
Charged during the period/year	—	49
Utilised during the period/year	(4)	—
Unused amounts reversed	(9)	—
Foreign currency translation	10	—

At end of period/year	57	60

6	Other financial assets – current

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Advances and other receivables recoverable in cash	6	8
Derivative financial instruments	210	73
Accrued income	19	12
Other	85	44

Total current other financial assets	320	137

7	Inventories

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Raw materials and consumables	113	92
Work-in-progress	396	379
Finished goods	2,885	2,214

Total inventories	3,394	2,685

11

Notes (forming part of the condensed consolidated interim financial statements)

8	Other current assets

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Recoverable VAT	148	218
Prepaid expenses	182	111
Other	81	82

Total current other assets	411	411

9	Taxation

Recognised in the income statement

The income tax for the three and six month periods ended 30 September 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year end.

10	Capital expenditure

Capital expenditure in the six month period was £554 million (six month period to 30 September 2015: £704 million) on property, plant and equipment and £739 million (six month period to 30 September 2015: £705 million) was capitalised as intangible assets (excluding research and development tax credits). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Current
Finance lease obligations	3	5
Interest accrued	23	25
Derivative financial instruments	1,556	666
Liability for vehicles sold under a repurchase arrangement	334	266

	1,916	962

Non-current
Finance lease obligations	6	6
Derivative financial instruments	1,705	809
Other payables	2	2

	1,713	817

12	Provisions

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Current
Product warranty	475	441
Legal and product liability	111	99
Provisions for residual risk	7	6
Provision for environmental liability	9	8
Other employee benefits obligations	1	1

Total current provisions	603	555

Non-current
Product warranty	763	688
Legal and product liability	38	—
Provision for residual risk	17	13
Provision for environmental liability	24	23
Other employee benefits obligations	8	9

Total non-current provisions	850	733

12

Notes (forming part of the condensed consolidated interim financial statements)

12	Provisions (continued)

Six months ended 30 September 2016 (unaudited) (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Total
Opening balance	1,129	99	19	31	1,278
Provision made during the period	322	64	6	2	394
Reclassification from accounts payable	—	19	—	—	19
Provision used during the period	(251)	(3)	(3)	—	(257)
Unused amounts reversed in the period	(23)	(31)	—	—	(54)
Impact of discounting	8	—	—	—	8
Foreign currency translation	53	1	2	—	56

Closing balance	1,238	149	24	33	1,444

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations, contractual obligations and known litigations which impact the Group.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

13	Other current liabilities

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Liabilities for advances received	44	139
Deferred revenue	128	93
VAT	130	131
Other	56	64

Total current other liabilities	358	427

13

Notes (forming part of the condensed consolidated interim financial statements)

14	Interest bearing loans and borrowings

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Short-term borrowings
Bank loans	154	116

Short-term borrowings	154	116

Long-term borrowings
EURO MTF listed debt	2,482	2,373

Long-term borrowings	2,482	2,373

Finance lease obligations	9	11

Total debt	2,645	2,500

15	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 34 to the annual consolidated financial statements for the year ended 31 March 2016.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	30 September 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Cash and cash equivalents	2,382	2,382	3,399	3,399
Short-term deposits	1,455	1,455	1,252	1,252
Trade receivables	1,040	1,040	1,078	1,078
Other financial assets - current	320	320	137	137
Other financial assets - non-current	385	385	185	185

Total financial assets	5,582	5,582	6,051	6,051

	30 September 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Accounts payable	5,701	5,701	5,758	5,758
Short-term borrowings	154	154	116	116
Long-term borrowings	2,482	2,609	2,373	2,398
Other financial liabilities - current	1,916	1,916	962	962
Other financial liabilities - non-current	1,713	1,713	817	817

Total financial liabilities	11,966	12,093	10,026	10,051

14

Notes (forming part of the condensed consolidated interim financial statements)

16	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	548	548
Remeasurement of defined benefit obligation	—	—	(1,293)	(1,293)
Loss on effective cash flow hedges	—	(2,094)	—	(2,094)
Currency translation differences	30	—	—	30
Income tax related to items recognised in other comprehensive income	—	403	217	620
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	—	379	—	379
Income tax related to items reclassified to profit or loss	—	(76)	—	(76)
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2016 (unaudited)	(333)	(2,261)	6,504	3,910

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	400	400
Remeasurement of defined benefit obligation	—	—	435	435
Gain on effective cash flow hedges	—	669	—	669
Currency translation differences	(14)	—	—	(14)
Income tax related to items recognised in other comprehensive income	—	(133)	(87)	(220)
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	—	118	—	118
Income tax related to items reclassified to profit or loss	—	(24)	—	(24)
Dividend paid	—	—	(150)	(150)

Balance at 30 September 2015 (unaudited)	(376)	(280)	6,242	5,586

17	Dividends

During the three months ended 30 September 2016, no ordinary share dividend was proposed and paid (three months to 30 September 2015: £nil).

During the six months ended 30 September 2016, an ordinary share dividend of £150 million was proposed and paid (six months to 30 September 2015: £150 million).

18	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

15

Notes (forming part of the condensed consolidated interim financial statements)

18	Employee benefits (continued)

(£ millions)	Six months ended 30 September 2016 (unaudited)	Year ended 31 March 2016 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	7,668	7,883
Current service cost	99	224
Interest expense	138	263
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(36)
- Changes in financial assumptions	2,640	(569)
- Experience adjustments	(63)	63
Exchange differences on foreign schemes	5	3
Member contributions	1	2
Benefits paid	(104)	(165)

Defined benefit obligation at end of period	10,384	7,668

Change in plan assets
Fair value of plan assets at beginning of the period	7,103	6,997
Interest income	129	233
Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income	1,282	(52)
Administrative expenses	(5)	(8)
Exchange differences on foreign schemes	3	1
Employer contributions	116	95
Member contributions	1	2
Benefits paid	(104)	(165)

Fair value of scheme assets at end of period	8,525	7,103

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(10,384)	(7,668)
Fair value of scheme assets	8,525	7,103
Restriction on asset and onerous obligation	—	(2)

Net liability	(1,859)	(567)

Non-current liabilities	(1,859)	(567)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Six months ended 30 September 2016 (unaudited)	Year ended 31 March 2016 (audited)
Discount rate	2.4%	3.6%
Expected rate of increase in compensation level of covered employees	3.6%	3.5%
Inflation rate	3.1%	3.0%

For the valuations at 30 September 2016 and 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25 percent per annum.

16

Notes (forming part of the condensed consolidated interim financial statements)

19	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £6 million (31 March 2016: £6 million) against the Group which management have not recognised as they are not considered probable, along with other claims which at this stage cannot be reliably estimated. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles, personal injury claims and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated costs of repair following the passenger safety airbag issue in the United States, Japan and Korea. The Group recognises that there is a potential risk of further recalls in other countries in the future, however, the Group are unable at this point in time to reliably estimate the amount and timings of any potential future costs associated with this warranty issue.

Other taxes and dues

During the year ended 31 March 2015, the Group’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£40 million at 30 September 2016 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly, no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.

The Group had no other significant tax matters in dispute as at 30 September 2016 or 31 March 2016 where a potential loss was considered possible.

Commitments and contingencies

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £1,234 million (31 March 2016: £797 million) and £18 million (31 March 2016: £12 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £66 million (31 March 2016: £28 million).

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2016: £nil) and trade receivables with a carrying amount of £154 million (31 March 2016: £116 million) and property, plant and equipment with a carrying amount of £nil (31 March 2016: £nil) and restricted cash with a carrying amount of £nil (31 March 2016: £nil) are pledged as collateral/security against the borrowings and commitments.

The Group’s share of capital commitments of its joint ventures at 30 September 2016 is £116 million (31 March 2016: £102 million) and other contingent liabilities of its joint ventures at 30 September 2016 is £1 million (31 March 2016: £nil).

17

Notes (forming part of the condensed consolidated interim financial statements)

20	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics such as interest cover, as per the debt covenants. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2016 (unaudited)	31 March 2016 (audited)
Short-term debt	157	121
Long-term debt	2,488	2,379

Total debt*	2,645	2,500

Equity	5,578	7,614

Total capital (debt and equity)	8,223	10,114

*	Total debt includes finance lease obligations of £9 million (31 March 2016: £11 million).

18

Notes (forming part of the condensed consolidated interim financial statements)

21	Notes to the consolidated cash flow statement

Reconciliation of profit before tax to cash generated from operations

	Three months ended		Six months ended
(£ millions)	30 September 2016 (unaudited)	30 September 2015 (unaudited)	30 September 2016 (unaudited)	30 September 2015 (unaudited)
Cash flows from/(used in) operating activities
Profit for the period	244	(92)	548	400
Adjustments for:
Depreciation and amortisation	410	365	798	683
Loss on sale of assets	—	—	3	3
Foreign exchange loss/(gain) on loans	37	59	60	(40)
Income tax expense/(credit)	36	(65)	131	81
Finance expense (net)	15	29	36	47
Finance income	(8)	(8)	(17)	(18)
Foreign exchange (gain)/loss on derivatives	(53)	20	(74)	(51)
Foreign exchange loss/(gain) on short-term deposits and investments	4	(5)	(23)	13
Foreign exchange gain on other restricted deposits	(1)	—	(6)	—
Unrealised (gain)/loss on commodities	(34)	35	(67)	56
Share of (profit)/loss from equity accounted investments	(33)	1	(78)	7
Exceptional item	1	245	(50)	245
Other non-cash adjustments	3	(1)	5	—

Cash flows from operating activities before changes in assets and liabilities	621	583	1,266	1,426

Trade receivables	92	(68)	38	138
Other financial assets	4	9	21	7
Other current assets	32	14	—	(2)
Inventories	(12)	(50)	(659)	(628)
Other non-current assets	(11)	(12)	(23)	(14)
Accounts payable	(56)	(61)	(77)	(613)
Other current liabilities	(58)	18	(69)	(18)
Other financial liabilities*	18	24	67	62
Other non-current liabilities and retirement benefit obligations	23	78	81	141
Provisions	144	(21)	157	(49)

Cash generated from operations	797	514	802	450

*	Comparatives have been revised for the amendment made in the current year to separately disclose ‘Unrealised (gain)/loss on commodities’, which has resulted in a reclassification of amounts from ‘Other financial liabilities’. There is no impact on ‘Cash generated from operations’ as previously reported for the three and six months ended 30 September 2015.

19

Notes (forming part of the condensed consolidated interim financial statements)

22	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2016			2015*
	(unaudited)			(unaudited)
Six months ended 30 September (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	288	36	15	153	5	22
Purchase of goods	—	39	37	—	41	47
Services received	66	97	50	37	82	51
Services rendered	41	—	2	20	—	—
Trade and other receivables	73	10	16	56	1	32
Accounts payable	1	46	21	—	17	23
Dividends received/receivable	68	—	—	—	—	—
Dividend paid	—	—	150	—	—	150

*	The 2015 comparative balances have been restated, in order to fully reflect the transactions between all of the Group’s related party entities.

Compensation of key management personnel

Six months ended 30 September (£ millions)	2016 (unaudited)	2015 (unaudited)
Key management personnel remuneration	12	7

20